ARNALL GOLDEN GREGORY LLP
                            2800 ONE ATLANTIC CENTER
                           1201 WEST PEACHTREE STREET
                           ATLANTA, GEORGIA 30309-3450

                                                      Direct phone: 404-873-8622
                                                        Direct fax: 404-873-8623
                                                E-mail: Clark.Fitzgerald@agg.com
                                                                     www.agg.com

                                November 9, 2001

VIA EDGAR
---------
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:  Mr. Steve Duvall

     Re: Application for Withdrawal of Registration Statement on Form S-4 File No. 333-69142

Ladies and Gentlemen:

In accordance with Rule 477(a) promulgated under the Securities Act of 1933, as amended, our client, The Profit Recovery Group International, Inc. (the "Registrant"), hereby requests immediate withdrawal of its Registration Statement on Form S-4, File No. 333-69142, together with all exhibits thereto (the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission (the "Commission") on September 7, 2001.

The Registrant is requesting such withdrawal because it is the position of the Commission's staff that registration of the shares of common stock covered by the Registration Statement cannot be registered on the Registration Statement. The Registration Statement was not declared effective by the Commission, and no securities were sold under the Registration Statement.

The Registrant further requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

Upon the grant of the Commission's consent to the requested withdrawal of the Registration Statement, please return a dated copy of the order granting such withdrawal to the undersigned by facsimile at (404) 873-8623.

If you have any questions regarding the foregoing application for withdrawal, please contact me at (404) 873-8622 or Anthony L. Duncan at (404) 873-8150. Thank you for your time and assistance.

                                        Sincerely,

                                        ARNALL GOLDEN GREGORY LLP


                                        /s/ T. Clark Fitzgerald III
                                        T. Clark Fitzgerald III
TCF:js

1412013